FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of April 2003

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

     [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F ✓	Form 40-F

     [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

     [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82      ]

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Apostolos Tamvakakis (Registrant)

Date : 23rd April, 2003	Apostolos Tamvakakis Deputy Governor

NATIONAL BANK OF GREECE

PRESS RELEASE

First quarter 2003 results

Athens, 23 April 2003

     National Bank of Greece announced today the results of the Group and the parent company for the three-month period ended 31 March 2003.

     NBG Group profit before tax and after minorities totaled € 112.0 million in Q1 2003, up 28% on the average for the four quarters of 2002 and 52.4% on a q-o-q basis. Compared with the corresponding period in 2002, profit before tax and after minorities declined by 17.8% due to the non-recurrence of the high trading gains posted in Q1 2002. If extraordinary results (which burdened Q4 2002 disproportionately) are excluded, Q1 2003 Group profit increased by 22.9% q-o-q, and by 2.9% compared with Q1 2002. This positive trend reflects an improvement in core income, a drastic decline in operating expenses and continued expansion in retail banking activities.

     The marked improvement in core profitability is underscored by the following:

     Group net interest income amounted to €316.2 million in Q1 2003, growing by 15.1% compared with the respective period in 2002 and by 2.7% on a q-o-q basis. This development reflects management’s long-standing strategy to rebalance the composition of its assets with a view to improving the Group’s ROA by gradually increasing the share of retail lending in the Group’s assets. An important development in this respect is the marked improvement in the Group’s net interest margin, which in Q1 2003 stood at 2.54% compared with 2.34% in Q1 2002 and 2.43% for full-year 2002.

     The sustained growth in retail banking commissions more than offset the decline in capital market and intermediation commissions. As a result (and despite the adverse market conditions), net commission income at the Group level advanced by 2.8% y-o-y and remained broadly unchanged (-1.2%) compared with the average for the four quarters of 2002.

     The systematic efforts to contain costs made an important contribution to the Group’s profitability. Operating expenses in Q1 2003 declined by 3.8% q-o-q and by 1.3% compared with the average for the four quarters of 2002.

     Despite the increase in nominal wages as per the collective bargaining agreement, staff costs posted a decline of 1.5% compared with the average for 2002. This positive result is attributed to the completion, during the course of the year, of the voluntary early retirement plan at NBG and ETEBA, and successful staff management, more generally, at the Group level. Furthermore, administrative and other expenses declined compared with the average for the four quarters of 2002 and Q4 2002 by 0.9% and 10.4% respectively.

     As a result of management’s efforts to contain costs, there has been an improvement in the Group’s cost/income ratio from 71.7% for full-year 2002 to 67.3% in Q1 2003.

     At the end of Q1 2003, the Group’s outstanding loans amounted to €20.5 billion, up slightly on 31 December 2002. Retail banking, which includes lending to SMEs and professionals, continues its dynamic expansion and represented 45% of the Group’s loan portfolio at end-March 2003 as against 44% at end-2002. The corresponding figure for the parent Bank was 48% of total loans in March 2003 compared with 47% at 31 December 2002.

     Specifically, consumer loan disbursements (consumer and personal loans) in Q1 2002 were up 30% on the corresponding period in 2002, broadly sustaining the high growth rates of the four quarters of 2002, with outstanding balances in consumer and personal loans growing by an annualized rate of approximately 15%. The credit card segment continued to post dynamic growth, with new card issues in Q1 2003 close to 100 000, up 47% on Q1 2002.

     Similarly, during Q1 2003, disbursements of mortgage loans grew by 26% vis-à-vis Q1 2002, maintaining the average level of disbursements posted for full-year 2002. With housing credit

p.2

maintaining its dynamic growth, mortgage loans outstanding are increasing at a rate of around 13% on an annualized basis in Q1 2003, which, considering the substantial level of repayments arising from a relatively seasoned portfolio, is very satisfactory. The Bank’s initiative in lending to professionals is also producing positive results, as the relevant portfolio grew by approximately 7.6% during the first three months of the year (30% on an annualized basis). In corporate lending, the Bank is continuing its conservative policy vis-à-vis further expansion in the sphere of credit to large corporates.

     In Q1 2003, total liabilities to customers (deposits and repos) declined by 3.6% (y-t-d), negatively impacted by a 13.8% decrease in repo deposits. This decline, however, has been offset by growth in mutual funds (up 29.6% in the corresponding period). The growth in mutual funds increased the Bank’s share in the mutual fund market by 4 percentage points during the first quarter. This trend is evidence of the gradual shift of Greek investors towards alternative investment products, and of the Group’s ability to offer a wide range of deposit and investment options, as well as, private banking services to its customers.

     Finally, the international network made a positive contribution to the Group’s operating profitability, with pre-tax profits, excluding trading gains, increasing by 10% y-o-y.

     Reflecting the above results, the Group’s pre-tax Return on Average Equity stood at 17.9% compared with 14.3% for full-year 2002, while Return on Average Assets improved from 0.66% for full-year 2002 to 0.83% in Q1 2003.

     The Group’s capital adequacy ratio remains at a high level. According to provisional data, as at 31 March 2003, the Tier I Capital Ratio is estimated to be 7.8% and the Total Capital Ratio to exceed 11%. The proposed to the AGM capitalization of reserves, when effected, will raise the Tier I Capital Ratio to 8.2%.

p.3

Group income statement

million €	1Q.03	1Q.02	±%	4Q.02	±%	Avrg. 2002	±%

Net interest income	316.2	274.8	+15.1%	308.0	+2.7%	295.8	+6.9%
Dividend income	5.1	4.2	+21.4%	3.6	+41.7%	5.0	+2.0%
Net commission income	84.0	81.7	+2.8%	88.5	-5.1%	85.0	-1.2%
Other operating income	5.9	8.8	-33.0%	7.2	-18.1%	7.2	-18.1%

Core income	411.2	369.5	+11.3%	407.3	+1.0%	393.0	+4.6%
Trading gains	31.8	66.2	-52.0%	22.3	+42.6%	19.3	+64.8%

Total income	443.0	435.7	+1.7%	429.6	+3.1%	412.3	+7.4%
Staff costs	(176.8)	(177.5)	-0.4%	(177.8)	-0.6%	(179.4)	-1.5%
Administrative & other expenses	(77.8)	(72.1)	+7.9%	(86.8)	-10.4%	(78.5)	-0.9%
Depreciation	(43.4)	(38.6)	+12.4%	(34.6)	+25.4%	(37.8)	+14.8%
Provisions	(34.2)	(37.4)	-8.6%	(37.1)	-7.8%	(36.2)	-5.5%

Profit before tax, minorities & extraordinaries	110.8	110.1	+0.6%	93.3	+18.8%	80.4	+37.8%
Minority interests	0.7	(1.7)	—	(2.6)	—	(0.8)	—

Profit before tax and extraordinaries	111.5	108.4	+2.9%	90.7	+22.9%	79.6	+40.1%
Extraordinary income	0.5	27.8	-98.2%	(17.2)	—	7.9	-93.7%

Profit before tax	112.0	136.2	-17.8%	73.5	+52.4%	87.5	+28.0%

Group commission income

million €	1Q.03	1Q.02	±%	4Q.02	±%	Avrg. 2002	±%

Retail (1)	35.6	28.7	+24.0%	36.0	-1.1%	34.8	+2.3%
Corporate (2)	15.4	16.6	-7.2%	16.3	-5.5%	15.1	+2.0%
Asset management	8.5	7.5	+13.3%	6.2	+37.1%	7.0	+21.4%
Other (3)	23.0	25.0	-8.0%	28.2	-18.4%	25.9	-11.2%
Investment and capital markets (4)	10.0	10.0	—	13.6	-26.5%	10.8	-7.4%

Total commission income	92.5	87.8	+5.4%	100.3	-7.8%	93.6	-1.2%

Commission expenses	8.5	6.1	+39.3%	11.9	-28.6%	8.6	-1.2%

Net commission income	84.0	81.7	+2.8%	88.4	-5.0%	85.0	-1.2%

(1)	Commissions on mortgages and consumer loans, credit cards, retail deposit account charges and telecommunication duties.

(2)	Commissions on corporate loans, letters of guarantee, imports-exports and corporate account charges.

(3)	Commissions on money transfers, foreign exchange transactions and other intermediation.

(4)	Commissions on custodian services, brokerage and investment banking fees.

Group trading gains

million €	1Q.03	1Q.02	±%	4Q.02	±%

Bond trading and hedging	30.3	70.8	-57.2%	25.0	+21.2%
Income from derivatives trading	(2.2)	(2.1)	+4.8%	1.5	-246.7%
FX trading	10.5	8.3	+26.5%	1.7	+517.6%
Equity trading	(4.9)	(8.8)	-44.3%	(4.8)	+2.1%
Dealing expenses	(1.8)	(1.9)	-5.3%	(1.1)	+63.6%

Total	31.9	6.3	-51.9%	22.3	+43.0%

p.4

Group loans

million €	31.3.03	31.12.02	±ytd%

Portfolios:
Corporate loans	11 280.7	11 476.6	-1.7%
Small business / professionals	612.5	569.5	+7.6%
Consumer loans	1 450.3	1 398.0	+3.7%
Credit cards	1 084.8	1 046.7	+3.6%
Mortgages	6 086.5	5 900.5	+3.2%

Total loans	20 514.8	20 391.3	+0.6%
Corporate bonds	2 581.0	2 667.9	-3.3%

Total loans & corporate bonds (before provisions)	23 095.8	23 059.2	+0.2%
Provisions	(1 027.1)	(1 012.0)	+1.5%

Total loans & corporate bonds	22 068.7	22 047.2	+0.1%

Loans breakdown:
Performing loans	19 061.3	18 964.9	+0.5%
Non-performing loans (1)	1 453.5	1 426.4	+1.9%

Total	20 514.8	20 391.3	+0.6%

Loan portfolio ratios:
NPLs / Gross loans	7.1%	7.0%
Net NPLs/ Gross loans	2.1%	2.0%
Provision coverage	70.7%	70.9%
Bank disbursements:	31.3.03	31.12.02	±yoy%

Mortgages	322.4	255.6	+26%
Consumer loans	194.9	149.9	+30%

(1)	Under its accounting policies, the Bank classifies as non-performing consumer loans and credit card balances with overdue interest and/or principal for 100 days and over. Commercial and mortgage loans are classified as non-performing after 180 days.

Assets under management

million €	31.3.03	31.12.02	±ytd%

Deposits	36 491	37 372	-2.4%
Repos	6 231	7 231	-13.8%
Mutual funds	5 486	4 232	+29.6%

Total	48 208	48 835	-1.3%

Group key ratios

	31.3.2003	31.3.2002	2002

Net interest margin (NIM)	2.54%	2.34%	2.43%
Return on average assets (ROAA)	0.83%	1.07%	0.66%
Return on average equity (ROAE)	17.9%	22.9%	14.3%
Efficiency (cost/income)	67.3%	66.2%	71.7%
Efficiency (adjusted for trading gains)	72.5%	78.0%	75.2%

p.5

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2003
(In thousand euro)

	31.03.2003			31.03.2002

ASSETS
1. Cash in hand, balances with central banks			1,390,938			1,651,876
2. Treasury bills and other bills eligible for refinancing with central banks			422,567			158,686
3. Due from financial institutions
(a) Repayable on demand		38,656			65,642
(b) Other loans and advances		4,734,387	4,773,043		8,243,921	8,309,563

3A. Reverse Repos			5,171,522			120,383
4. Loans and advances to customers		20,755,565			19,570,653
Less: Provisions for doubtful debts		(1,027,141)	19,728,424		(1,034,471)	18,536,182

5. Debt securities including fixed-income securities
(a) Government		14,029,398			14,537,089
(b1) Corporates		2,580,981			2,430,123
(b2) Other issuers		1,226,935	17,837,314		1,003,470	17,970,682

6. Shares and other variable-yield securities			515,744			618,900
7. Participating interests			318,323			325,940
8. Shares in affiliated undertakings			870,632			910,996
9. Intangible assets
(a) Establishment and formation expenses		12,449			7,055
(a) Goodwill		33,062			4,154
(c) Other intangible assets		375,037			235,973
Less: Amortisation of intangible assets as at 31.3		(148,461)	272,087		(133,963)	113,219

10. Tangible assets
(a) Land		295,158			209,693
(b) Buildings	577,731			395,999
Less: Depreciation of buildings as at 31.3	(241,238)	336,493		(225,968)	170,031

(c) Furniture, electronic & other equipment	407,716			381,564
Less: Depreciation of furnitures, electronic & other equipment as at 31.3	(280,137)	127,579		(239,385)	142,179

(d) Other tangible assets	243,195			178,632
Less: Depreciation of other tangible assets as at 31.3	(99,192)	144,003		(77,576)	101,056

(e) Fixed assets under construction and advances		46,668	949,901		46,045	669,004

12. Own shares			180,739			172,016
13. Other assets			652,027			585,193
14. Prepayments and accrued income			169,882			237,576

TOTAL ASSETS			53,253,143			50,380,216

LIABILITIES
1. Amounts owed to credit institutions
(a) Repayable on demand		523,709			115,869
(b) Time and at notice		4,885,810	5,409,519		2,853,772	2,969,641

2. Amounts owed to customers
(a) Deposits		36,491,325			37,169,390
(b) Other liabilities		488,447			642,188
(c) Repos		6,230,889	43,210,661		5,147,236	42,958,814

3. Debts evidenced by certificates
(a) Debt securities in issue		7,360			1,625
(b) Other		25,070	32,430		101,655	103,280

4. Other liabilities			1,014,157			1,346,486
5. Accruals and deferred income			119,727			187,956
6. Provisions for liabilities and charges
(a) Provisions for staff pensions and similar obligations		22,816			22,989
(b) Provisions for taxation		4,744			5,226
(c) Other provisions		13,755	41,315		24,303	52,518

6A. Provisions for general banking risks			5,761			9,498
7. Subordinated liabilities			750,000			207,474
Equity:
8. Paid-up capital		1,043,419			1,026,362
9. Share premium account		32,393			35,971
10. Reserves		1,131,773			1,200,340
11. Fixed asset revaluation reserve		101,424			91,816
11a. Fixed asset investment subsidy		500			681
12. Retained earnings		252,633			330,857
13. Consolidation differences		(142,652)			(340,526)
14. Minority interests		138,724	2,558,214		61,228	2,406,729

Group profit before tax for the period 1.1 - 31.3		112,018			136,167
Minority profit before tax		(659)	111,359		1,653	137,820

TOTAL LIABILITIES			53,253,143			50,380,216

OFF-BALANCE SHEET ITEMS
1. Contingent liabilities			23,775,392			22,851,897
2. Commitments arising out of sale and repurchase agreements			11,900			3
3. Other off-balance-sheet items			34,819,129			40,354,257

TOTAL OFF-BALANCE SHEET ITEMS			58,606,421			63,206,157

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
CONSOLIDATED FINANCIAL STATEMENTS AS AT 31 MARCH 2003
(In thousand euro)

	31.03.2003			31.03.2002

PROFIT AND LOSS ACCOUNT
1. Interest receivable and similar income :
- Interest income from fixed-income securities	168,111			204,477
- Other interest and similar income	499,058	667,169		467,537	672,014

2. Interest payable and similar charges		(350,941)	316,228		(397,206)	274,808

3. Income from securities:
(a) Income from shares and other variable-yield securities	911			1,028
(b) Income from participating interests	2,933			1,921
(c) Income from shares in affiliated undertakings	1,300	5,144		1,248	4,197

4. Commissions receivable		92,491	97,635		87,790	91,987

			413,863			366,795
5. Commissions payable			(8,533)			(6,106)

			405,330			360,689
6. Net profit on financial operations		31,847			66,246
7. Other operating income		5,881	37,728		8,774	75,020

			443,058			435,709
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(120,647)			(121,165)
- Social security costs	(39,302)			(39,372)
- Other charges	(16,878)	(176,827)		(16,988)	(177,525)

(b) Other administrative expenses
- Taxes and duties	(10,487)			(11,708)
- Service fees	(33,098)			(29,672)
- Other fees to third parties	(30,997)	(74,582)	(251,409)	(29,467)	(70,847)	(248,372)

			191,649			187,337
9. Fixed assets depreciation		(43,357)			(38,642)
10. Other operating charges		(3,232)	(46,589)		(1,281)	(39,923)

Profit on ordinary activities before provisions			145,060			147,414
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(34,247)			(37,442)

Profit on ordinary activities before tax			110,813			109,972
15. Extraordinary income		4,262			11,567
16. Extraordinary charges		(4,789)			(3,042)
17. Extraordinary profit		1,073	546		19,323	27,848

18. Profit before tax and minority interests			111,359			137,820
Minority interests			659			(1,653)

Profit before tax			112,018			136,167

NOTES:

A)	The consolidated financial statements of the NBG Group include National Bank of Greece S.A. and the following companies of the financial sector: 1) Atlantic Bank of New York, 2) National Bank of Greece (Canada), 3) The South African Bank of Athens Ltd, 4) National Bank of Greece (Cyprus) Ltd, 5) National Securities Company S.A., 6) “Diethniki” Mutual Fund Management S.A., 7) National Investment Company, 8) “National” Mutual Fund Management S.A., 9) “Ethniki Kefalaiou” Management of Assets and Liabilities Co., 10) National Management and Organization Co., 11) “Ethniki” Leasing S.A., 12) National Regional Development Co. of Nothern Greece S.A. Venture Capital, 13) NBG International Ltd, 14) NBG Finance plc, 15) National Securities Co (Cyprus Ltd), 16) Interlease AD (Sofia), 17) NBG Balkan Fund Ltd, 18) NBG Greek Fund Ltd, 19) ETEBA Bulgaria AD, 20) ETEBA Emerging Markets Fund Ltd, 21) ETEBA Estate Fund Ltd, 22) ETEBA Venture Capital Management Company Ltd, 23) ETEBA Romania, 24) “Ethniki” Venture Capital Management S.A., 25) Stopanska Banka AD Skopje, 26) United Bulgarian Bank, 27) ETEBA Advisory SRL, 28) NBG International Inc., 29) NBG Private Equity Ltd, 30) NBG Bancassurance Insurance Brokers S.A., 31) NBG Management Services Ltd, 32) NBG International Jersey Ltd, 33) NBG Luxembourg Holding, 34) NBG Luxfinance Holding S.A., 35) NBG Asset Management S.A.S., 36) NBG International Asset Management S.A.S., 37) Innovative Ventures S.A. Of the companies included in the consolidated financial statements as at 31.03.2002, Banque Nationale de Grece (France) and National Investment Bank for Industrial Development S.A. (ETEBA) merged through absorption with National Bank of Greece S.A., in accordance with the provisions of Law 2515/1997. National Investment Company S.A. previously included in the consolidated financial statements with the equity method of accounting was fully consolidated as at 31.03.2003. Also, the companies referred to under items 33, 34,35 and 36 above were consolidated for the first time on 30.06.2002, while the company referred to under item 37 was consolidated for the first time as at 31.12.2002 .

B)	The fixed assets of the Group are free of liens or encumbrances as at 31.03.2003.

C)	The total number of persons employed by the Group as at 31.03.2003 was 20 145.

D)	The accounting principles followed are similar to those of the preceding accounting period.

E)	Certain items in 31.03.2002 were reclassified so as to be comparable with the corresponding items of 31.03.2003.

F)	The balances denominated in foreign currency have been translated into euro at the prevailing exchange rate as at 31.03.2003.

Athens, 23 April 2003

THE CHAIRMAN OF THE BOARD AND GOVERNOR THEODOROS B. KARATZAS	THE DEPUTY GOVERNOR THEODOROS N. PANTALAKIS	THE CHIEF FINANCIAL OFFICER ANTHIMOS C. THOMOPOULOS	THE CHIEF ACCOUNTANT IOANNIS P. KYRIAKOPOULOS

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2003
(In thousand euro)

	31.03.2003			31.03.2002

ASSETS
1. Cash in hand, balances with central banks			1,206,210			1,420,524
2. Treasury bills and other bills eligible for refinancing with central banks:
(a) Treasury bills and similar securities			395,139			115,214
3. Loans and advances to credit institutions:
(a) Repayable on demand		94,661			18,801
(b) Other loans and advances		4,403,159	4,497,820		8,332,821	8,351,622

3A. Reverse Repos			4,919,464			147,918
4. Loans and advances to customers		18,255,372			16,676,863
Less: Provisions for doubtful debts		(858,639)	17,396,733		(807,153)	15,869,710

5. Debt securities including fixed-income securities:
(a) Government		13,735,354			13,710,980
(b1) Corporates		2,422,779			2,207,170
(b2) Other issuers		69,305	16,227,438		208,102	16,126,252

6. Shares and other variable-yield securities			267,549			402,365
7. Participating interests			303,468			295,926
8. Shares in affiliated undertakings			1,553,350			1,705,128
9. Intangible assets
(a) Establishment and formation expenses		4,708			3,765
(c) Other intangible assets		323,969			207,135
Less: Amortisation of intangible assets as at 31.3		(126,201)	202,476		(118,916)	91,984

10. Tangible assets
(a) Land		257,767			169,962
(b) Buildings	434,394			265,380
Less: Depreciation of buildings as at 31.3	(213,989)	220,405		(192,227)	73,153

(c) Furniture, electronic & other equipment	262,348			250,260
Less: Depreciation of furniture, electronic & other equipment as at 31.3	(196,957)	65,391		(169,741)	80,519

(d) Other tangible assets	10,483			9,740
Less: Depreciation of other tangible assets as at 31.3	(6,808)	3,675		(6,235)	3,505

(e) Fixed assets under construction and advances		25,502	572,740		23,697	350,836

12. Own shares			1,387			1,387
13. Other assets			556,365			476,863
14. Prepayments and accrued income			134,750			203,131

TOTAL ASSETS			48,234,889			45,558,860

LIABILITIES
1. Amounts owed to credit institutions:
(a) Repayable on demand		519,368			109,578
(b) Time and at notice		3,904,895	4,424,263		2,687,397	2,796,975

2. Amounts owed to customers:
(a) Deposits		33,342,886			33,427,994
(b) Other debts		460,632			170,324
(c) Repos		6,227,638	40,031,156		5,094,977	38,693,295

3. Debts evidenced by certificates:
(a) Debt securities in issue		1,432			1,654
(b) Other		25,070	26,502		44,255	45,909

4. Other liabilities			567,436			1,235,252
5. Accruals and deferred income			76,464			151,904
6. Provisions for liabilities and charges:
(a) Provisions for staff pensions and similar obligations		3,818			1,698
(b) Provisions for taxation		4,626			5,108
(c) Other provisions		9,735	18,179		9,777	16,583

6A. Provisions for general banking risks			5,761			6,894
7. Subordinated liabilities			750,000			227,364
Equity:
8. Paid-up capital		1,043,419			1,026,362
9. Share premium account		32,393			35,971
10. Reserves		842,993			930,277
11. Fixed assets revaluation reserve		97,577			86,374
11a. Fixed asset investment subsidy		—			181
12. Retained earnings		223,170	2,239,552		186,516	2,265,681

13. Profit before tax for the period 1.1 - 31.3			95,576			119,003

TOTAL LIABILITIES			48,234,889			45,558,860

OFF- BALANCE SHEET ITEMS
1. Contingent liabilities			23,452,850			22,734,924
2. Commitments arising on sale and repurchase agreements			71			3
3. Other off-balance-sheet items			30,846,694			36,507,408

TOTAL OFF-BALANCE SHEET ITEMS			54,299,615			59,242,335

NATIONAL BANK OF GREECE S.A.
(REG. No 6062/06/B/86/01)
FINANCIAL STATEMENTS AS AT 31 MARCH 2003
(In thousand euro)

	31.03.2003			31.03.2002

PROFIT AND LOSS ACCOUNT
1. Interest receivable and similar income:
- Interest income from fixed-income securities	153,694			181,813
- Other interest and similar income	434,424	588,118		403,425	585,238

2. Interest payable and similar charges		(328,105)	260,013		(364,109)	221,129

3. Income from securities:
(a) Income from shares and other variable-yield securities	457			440
(b) Income from participating interests	2,933			1,579
(c) Income from shares in affiliated undertakings	5,636	9,026		8,705	10,724

4. Commissions receivable		64,685	73,711		63,985	74,709

			333,724			295,838
5. Commissions payable			(17,383)			(8,691)

			316,341			287,147
6. Net profit on financial operations		31,404			71,063
7. Other operating income		3,931	35,335		4,363	75,426

			351,676			362,573
8. General administrative expenses:
(a) Staff costs
- Wages and salaries	(99,073)			(98,127)
- Social security costs	(36,322)			(36,089)
- Other charges	(12,580)	(147,975)		(13,299)	(147,515)

(b) Other administrative expenses
- Taxes and duties	(7,368)			(8,705)
- Service fees	(21,561)			(19,192)
- Other fees to third parties	(23,372)	(52,301)	(200,276)	(25,978)	(53,875)	(201,390)

			151,400			161,183
9. Fixed assets depreciation		(21,129)			(22,323)
10. Other operating charges		(3,098)	(24,227)		(1,186)	(23,509)

Profit on ordinary activities before provisions			127,173			137,674
11+12. Value adjustments in respect of loans and advances and provisions for contingent liabilities and for commitments			(30,000)			(29,000)

Profit on ordinary activities before tax			97,173			108,674
15. Extraordinary income		2,431			6,888
16. Extraordinary charges		(4,088)			(2,007)
17. Extraordinary profit		60	(1,597)		5,448	10,329

18. Profit (before tax)			95,576			119,003

NOTES:

1.	The fixed assets of the Bank are free of liens or encumbrances as at 31.03.2003.

2.	Capital expenditure in real estate during the first three months of 2003 amounted to €3 203 thousand.

3.	The total number of persons employed in Greece and abroad as at 31.03.2003 was 14 664.

4.	The 31.03.2003 and 31.03.2002 financial statements are compiled using provisional trial balances.

5.	The accounting principles followed are similar to those of the preceding accounting period. Certain items in 31.03.2002 were reclassified so as to be comparable with the corresponding items of 31.03.2003.

6.	The comparatives of 31.03.2002 do not include the financial position of ETEBA S.A. and NBG France, which merged with the Bank through absorption on 20.12.2002 and 5.12.2002 respectively.

7.	According to the four-digit codification of National Industry Classification Code (NICC), the revenues of the Bank are classified under caption 651.9 “Activities of other intermediary monetary organisations”.

Athens, 23 April 2003

THE CHAIRMAN OF THE BOARD AND GOVERNOR THEODOROS B. KARATZAS	THE DEPUTY GOVERNOR THEODOROS N. PANTALAKIS	THE CHIEF FINANCIAL OFFICER ANTHIMOS C. THOMOPOULOS	THE CHIEF ACCOUNTANT IOANNIS P. KYRIAKOPOULOS